UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number: 001-38766

MMTEC, INC.

(Registrant’s name)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli

Chaoyang District, Beijing, 100027

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

On February 22, 2023, MMTEC, Inc. (the “Company”) entered into a securities purchase agreement (the “Agreement”) pursuant to which the Company issued an unsecured senior convertible promissory note (the “Note”) to a non-U.S. investor (the “Investor”). The Note will mature in 24 months after the effective date of the Note (the “Effective Date”). The Note has an original principal amount of $40,000,000 and Investor paid a purchase price of $32,000,000, reflecting an original issue discount of 20%. The transaction contemplated under the Agreement was closed on February 22, 2023.

Interest accrues on the outstanding balance of the Note at a simple rate of 8% per annum. Upon the occurrence of an Event of Default as defined in the Note, interest accrues at the lesser of 22% per annum or the maximum rate permitted by applicable law. In addition, upon any Event of Default, the Investor may accelerate the outstanding balance payable under the Note. The Note ranks senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated to the Note and pari passu with the claims of all of the Company’s other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to individuals or companies generally.

Pursuant to the terms of the Note, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger with or into another entity, disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of a fundamental transaction without Investor’s prior written consent will be deemed an Event of Default.

Investor may convert all or any part the outstanding balance of the Note at any time after the Effective Date into the Company’s ordinary shares, par value $0.01 (the “Ordinary Shares”), at a price equal to 80% multiplied by the lowest closing price during the five trading days immediately preceding the date of the conversion notice, subject to a floor price of $0.50 per share, as adjusted pursuant to the terms of the Note, as well as certain adjustments and ownership limitations specified in the Note.

The cumulative number of Ordinary Shares issued upon conversion may not exceed 20% of the issued and outstanding shares of the Company before the issuance (the “Issuance Cap”). However, the Company agrees to use reasonable commercial efforts to obtain shareholder approval of the issuance of additional Ordinary Shares exceeding the Issuance Cap, if necessary, in accordance with Nasdaq rules or seek to rely on the home country exemption under the Nasdaq rules. If the Company fails to obtain such shareholder approval or rely on the home country exemption rule, the Company must pay the outstanding balance under the Note in cash. Investor is prohibited from effecting any conversion of the Note to the extent that, as a result of such conversion, Investor together with its affiliates, or its designee, on an individual basis, would beneficially own more than 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon such conversion of the Note, which beneficial ownership limitation may be adjusted by the mutual consent of the Company and the Investor.

The Company relied on the exemption from registration afforded by Regulation S promulgated under the Securities Act of 1933, as amended, in connection with the issuance and sale of the Note and underlying Ordinary Shares.

The foregoing description is qualified in its entirety by reference to the full text of the Agreement and the Note, a copy of each of which is filed as Exhibit 4.1 and Exhibit 4.2 hereto, respectively and each of which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Securities Purchase Agreement
4.2	Form of Senior Convertible Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MMTEC, INC.

Dated: February 22, 2023	By:	/s/ Xiangdong Wen
Xiangdong Wen
Chief Executive Officer

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